ZURICH

[redacted]

08002455

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

SEC Mail Processing Section
MAY 0 7 2008
Washington, DC
111

Your reference File No. 82-5089
Our reference UM / BC
Date May 5, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Singapore branch to fuel further profitable growth at Zurich" dated May 5, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

PROCESSED
MAY 1 3 2008
THOMSON REUTERS

Enclosure

dw 5/12

46674-05

News Release

ZURICH®

Singapore branch to fuel further profitable growth at Zurich

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, May 5, 2008 – Zurich Financial Services Group (Zurich) announced that it has opened the Zurich Insurance Company Singapore branch, which becomes operational today, on May 5, 2008. From the Singapore branch office, Zurich will provide a full scope of insurance services to corporate and commercial customers based in Singapore and across South East Asia. These services will include energy insurance products for which Zurich's expertise is well established, as well as trade credit and political risk insurance.

Geoff Riddell, CEO of Zurich Global Corporate, said: "Singapore is developing rapidly as a regional insurance market and is also a vibrant economy which is home to many large and fast growing companies and hosts the regional headquarters of many multinationals. In addition it has one of the busiest ports in the world and at the same time is a leader in new biotechnologies, petroleum refining and manufacturing computer components. We see our upgraded presence in this market as an opportunity to strengthen Zurich's position in South East Asia and to promote Zurich's continued profitable growth in this region."

Johnny Chen, Zurich's Greater China and Southeast Asia CEO, said: "This marks a key milestone in our expansion of products and services in the region and sends a strong signal to our customers that Zurich is committed to providing relevant solutions for both Singapore-based and globally operating companies."

The Singapore branch office will replace the Representative Office of Zurich Insurance Company. This office was established on January 1, 2007, and

ZURICH®

served as the main liaison office for Zurich's Global Energy unit which has been one of the main insurance providers for energy customers in this region for more than a decade.

With the opening of the Singapore branch office, Zurich is building on the success of the Singapore Branch of Zurich International Life Limited (ZILL), which was established in November 2005. ZILL, an Isle of Man domiciled company, and part of Zurich International Solutions, offers offshore investment products through independent advisers and banking partners to the high net worth segment of investors.

Global Energy is part of Zurich's Global Corporate division and provides comprehensive risk solutions, risk engineering services and claims support addressing the needs of energy customers in the oil and gas, petrochemical, natural resources, mining and power generation industries virtually worldwide.

Zurich's **Emerging Markets Solutions** group is a leading provider of political risk and medium-term trade credit insurance for investors, infrastructure developers, multinationals, exporters and international financial institutions doing business in emerging markets. It provides coverage that helps mitigate against the political and commercial risks in trade and project financing, equity investments and capital markets transactions in more than 100 countries.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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